Exhibit 12.1

WEBSTER FINANCIAL CORPORATION

Computation of Ratios of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges, excluding Interest on Deposits

	Year ended December 31,

	1999	2000	2001	2002	2003

EARNINGS:
Income before taxes	$142,682	176,407	206,245	233,977	243,020
Plus: Fixed Charges	142,625	192,252	174,406	141,007	134,751
Less: Preferred stock dividend	(4,151)	(4,151)	(985)	(863)	(863)

Total Earnings	281,156	364,508	379,666	374,121	376,908

FIXED CHARGES:
Interest on Borrowings	138,474	188,101	173,421	140,144	133,888
Plus: Preferred stock dividend	4,151	4,151	985	863	863

Total fixed charges	142,625	192,252	174,406	141,007	134,751

Earnings in Excess of Fixed Charges	138,531	172,256	205,260	233,114	242,157
Ratio of Earnings/Fixed Charges	1.97	1.90	2.18	2.65	2.80

Ratio of Earnings to Fixed Charges, including Interest on Deposits

	Year ended December 31,

	1999	2000	2001	2002	2003

EARNINGS:
Income before taxes	142,682	176,407	206,245	233,977	243,020
Plus: Fixed Charges	346,430	416,546	390,741	287,169	246,062
Less: Preferred stock dividend	(4,151)	(4,151)	(985)	(863)	(863)

Total Earnings	484,961	588,802	596,001	520,283	488,219

FIXED CHARGES:
Interest on Borrowings	138,474	188,101	173,421	140,144	133,888
Plus: Interest on deposits	203,805	224,294	216,335	146,162	111,311
Plus: Preferred stock dividend	4,151	4,151	985	863	863

Total fixed charges	346,430	416,546	390,741	287,169	246,062

Earnings in Excess of Fixed Charges	138,531	172,256	205,260	233,114	242,157
Ratio of Earnings/Fixed Charges	1.40	1.41	1.53	1.81	1.98